EXHIBIT 2.1

ASSIGNMENT AGREEMENT REGARDING WORKING INTEREST

This Assignment Agreement Regarding Working Interest is made effective as of the 2nd day of February, 2000, by and between Michael D. Herman ("Herman") and Wyoming Oil & Minerals, Inc. ("WYOM").

WHEREAS, Herman is the owner of the contractual right (the "Right") to purchase an undivided 25% working interest (the "Interest") in the oil and gas leases known as the Slater Dome and Coal Bank Draw Prospects described on Exhibit A hereto, from the surface to the top of the Mancos Formation;

WHEREAS, Herman wishes to sell the Right to WYOM, and WYOM wishes to purchase the Right from Herman, on the terms set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	On or before February 23, 2000, WYOM shall purchase from Herman, and Herman shall sell to WYOM, the Right for the consideration listed below:

(a)	WYOM shall pay to Herman $100,000;

(b)	WYOM shall allow Herman the "cashless exercise" of 300,000 options to purchase common stock of WYOM, the exercise price of which would otherwise have been $1.00 per share (such numbers are post-reverse-split; the options referenced are a portion of those to be granted by WYOM to Herman under
Section 1.6 of the "Stock Purchase and Restructuring Agreement" between the parties);

(c)	WYOM shall issue to Herman an additional 300,000 options (post-reverse-
split) with an exercise price of $2.00 per share (post-reverse-split) and an exercise period of three years;

(d)	WYOM shall assume all obligations of Herman with respect to the Right, including but not limited to the obligation to pay to Skyline an additional $135,000, as well as the obligation to pay a 25% pro rata share of drilling and exploration costs attaching to the Right, the current outstanding amount of which obligation is $52,361.20.

2.	The Right consists of the contractual right to purchase an undivided 25%
working interest in the oil and gas leases known as the Slater Dome and Coal Bank Draw Prospects described on Exhibit A hereto.

3.	The parties shall take all reasonable steps and execute all further documents and instruments necessary to effectuate the intents and purposes of this Agreement.

4.	This Agreement shall be governed by and construed under the laws of the
State of Wyoming.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written.

/s/ Michael D. Herman
Michael D. Herman

Wyoming Oil & Minerals, Inc.

By:/s/ Jack C. Bradley, Jr.
Jack C. Bradley, Jr., President